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June 14, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anne Nguyen Parker, Assistant Director
J. Nolan McWilliams, Attorney-Advisor
Beverly Singleton, Staff Accountant
Doug Jones, Staff Accountant

Re:	Kura Sushi USA, Inc.

Amendment No. 2 to Confidential Draft Registration Statement on Form S-1

Submitted June 14, 2019

CIK No. 0001772177

Ladies and Gentlemen:

On behalf of our client, Kura Sushi USA, Inc. (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated June 4, 2019 (the “Letter”), relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (CIK No. 0001772177) filed with the Commission on May 17, 2019 (the “Registration Statement”). We are concurrently submitting, on a confidential basis, a revised version of the Registration Statement on Form S-1 (CIK No. 0001772177) (“Amendment No. 2”).

Each of the Staff’s comments contained in the Letter is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of Amendment No. 2 in paper format, marked to show changes from the Registration Statement confidentially submitted on May 17, 2019.

Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on May 17, 2019), all page references herein correspond to a page of Amendment No. 2. Capitalized terms not defined herein have the meanings given to them in Amendment No. 2.

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U.S. Securities and Exchange Commission	Squire Patton Boggs (US) LLP
June 14, 2019

Amended Draft Registration Statement on Form S-1

Summary Historical Financial and Operating Data

Key Financial and Operational Metrics, page 13

1.	Please present with equal or greater prominence the comparable GAAP margin to the non-GAAP measure “restaurant-level contribution margin” presented on pages 13, 50 and 57.

In response to the Staff’s comment, the Company has revised the presentation accordingly on pages 13, 50 and 58 to present with equal or greater prominence the Company’s operating margin, which the Company views as the most directly comparable GAAP measure to Restaurant-level Contribution Margin.

Business Trends, page 54

2.

Refer to your response to comment 10. Please disclose the “honeymoon period” for restaurant openings in fiscal year 2018 and, to the extent material, discuss any differences in the trends evidenced in 2018 compared to 2017. In this regard, we note your disclosures that the “honeymoon” period for your three restaurant openings in fiscal year 2017 ranged up to six months.

The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that it has revised the corresponding disclosure on page 55 accordingly, and all similar disclosures throughout the prospectus, by explaining that the Company assesses the “honeymoon” period of newly opened restaurants by comparing year-over-year monthly sales to determine when in the prior year (i.e., the first twelve months after a restaurant opens) the “honeymoon period” ended, and that although the Company has determined that the “honeymoon” period for the Company’s three restaurant openings in fiscal year 2017 ranged up to six months, the Company’s four restaurant openings in fiscal year 2018 have not operated for a sufficient period to allow the Company to determine the “honeymoon” period for such restaurants.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparable Restaurant Sales Growth, page 58

3.

Refer to your response to comment 10 and your revised disclosure on page 60. We note that one and two restaurants underwent renovations in fiscal years 2018 and 2017, respectively. Please explain how the decline in comparable restaurant sales growth from fiscal year 2017 to fiscal year 2018 is primarily due to the increase in sales after a restaurant reopens from temporary closure for renovation. To the extent this is because reopened restaurants similarly experience a “honeymoon period,” clarify this and discuss the extent to which there is a material difference in the honeymoon period for a renovated restaurant compared to a newly opened restaurant.

U.S. Securities and Exchange Commission	Squire Patton Boggs (US) LLP
June 14, 2019

In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 60 accordingly.

Results of Operations

Six Months Ended February 28, 2019 Compared to Six Months Ended February 28, 2018, page 61

4.

Please consider including a summary explanation for the reason for the operating loss incurred in the most recent interim period so that investors may have a better understanding of the trend of your results. Refer to Item 303 of Regulation S-K and Release No. 33-8350 for guidance.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 62 accordingly.

February 28, 2019 Unaudited Interim Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Recently Adopted Accounting Pronouncements, page F-29

5.

Refer to your disclosure of the adoption of ASC 606, Revenue from Contracts with Customers. Please disclose, if true, you adopted the standard using the modified retrospective approach, as expected in your disclosure on page F-13. Ensure you address all aspects of your adoption as specified in ASC 606-10-65-1, particularly paragraphs d.2, h and i, as appropriate. For example, if applicable, disclose the modified retrospective approach allows the standard to be applied retrospectively through a cumulative catch up adjustment recognized upon adoption (and the amount of such), with comparative financial statement information not restated and reported under the accounting standards in effect for those periods.

The Company respectfully acknowledges the Staff’s comment. The Company considered ASC 606-10-65-1 and has amended its disclosure regarding the adoption of ASC 606 on page F-29. The amended disclosure clarifies that the Company adopted the new standard for the fiscal year and quarter beginning September 1, 2018, using the modified retrospective method. The Company’s revenue is derived from sales of food and beverages which are recognized at the point of sale, therefore, the new revenue guidance does not have an impact on the timing of the Company’s revenue recognition and therefore the cumulative effect of adopting this new standard had no impact on the Company’s retained earnings. Results for reporting periods beginning on or after September 1, 2018 are presented in accordance with ASC 606, while prior period amounts were not revised and continue to be reported in accordance with ASC 605, the accounting standard then in effect.

* * * * *

U.S. Securities and Exchange Commission	Squire Patton Boggs (US) LLP
June 14, 2019

We appreciate the efforts of the Staff and look forward to resolving the above comments as soon as possible. If you have any questions regarding the above, please do not hesitate to contact me at (614) 365-2759 (aaron.seamon@squirepb.com) or Hiroki Suyama at (213) 689-6506 (hiroki.suyama@squirepb.com).

Very truly yours,

/s/ Aaron A. Seamon
Aaron A. Seamon

Enclosures

cc:	Koji Shinohara, Chief Financial Officer - Kura Sushi USA, Inc.

Hiroki Suyama, Squire Patton Boggs (US) LLP

Jennifer Carlson, Mayer Brown LLP